Exhibit 99.23

1500 Robert-Bourassa Blvd., 7th Floor
April 2, 2015	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMAYA INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	April 29, 2015

Record Date for Voting (if applicable) :	April 29, 2015

Beneficial Ownership Determination Date :	April 29, 2015

Meeting Date :	June 03, 2015

Meeting Location (if available) :	Montreal, Qc

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	02314M108	CA02314M1086

COMMON SHARES 144A RESTRICTED	02314M504	US02314M5040

Sincerely,

Computershare

Agent for AMAYA INC.